UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

COOPER-STANDARD HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Delaware	001-36127	20-1945088
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

39550 Orchard Hill Place, Novi, Michigan	48375
(Address of principal executive offices)	(Zip Code)
Matthew W. Hardt
(248) 596-5900
(Name and telephone number, including area code, of the person to contact in connection with this report))

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Report

Item 1.01    Conflict Minerals Disclosure and Report

On May 31, 2017, Cooper-Standard Holdings Inc. (the “Company”) filed a Conflict Minerals Report (the “CMR”) for the calendar year ended December 31, 2016.

Item 1.02    Exhibit

As specified in Section 2, Item 2.01 of this Form SD, a copy of the Company’s CMR for the year ended December 31, 2016, is attached as Exhibit 1.01. A copy of this CMR is also publicly available at www.cooperstandard.com/sites/default/files/Conflict_Minerals_Report_2017.pdf.

Section 2 – Exhibits

Item 2.01    Exhibits.

The following exhibit is filed as part of this report.

Exhibit 1.01	Conflict Minerals Report for the year ending December 31, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COOPER-STANDARD HOLDINGS INC.

Date: May 31, 2017	By:	/s/ Matthew W. Hardt
	Name:	Matthew W. Hardt
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.01	Conflict Minerals Report for the year ending December 31, 2016